[Home Diagnostics, Inc. Letterhead]
September 18, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010
ATTN: Peggy Fisher, Assistant Director

RE:	Home Diagnostics, Inc. Registration Statement on Form S-1 File Number 333-133713
Dear Ms. Fisher:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Home Diagnostics, Inc. hereby requests the effective date of the above-referenced Registration Statement be accelerated to Wednesday, September 20, 2006, at 2:00 p.m. New York time, or as soon thereafter as practicable.
     We acknowledge that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ J. Richard Damron
J. Richard Damron
President and CEO

cc:	Edwin T. Markham, Esq. Satterlee Stephens Burke & Burke LLP